UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 20, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Zai Lab Limited

File No. 333-219980 - CF#35258
_____

Zai Lab Limited submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on August 15, 2017.

Based on representations by Zai Lab Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2	through June 27, 2027
Exhibit 10.3	through June 27, 2027
Exhibit 10.4	through June 27, 2027
Exhibit 10.5	through June 27, 2027
Exhibit 10.6	through June 27, 2027
Exhibit 10.7	through June 27, 2027
Exhibit 10.8	through June 27, 2027
Exhibit 10.9	through June 27, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary